

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2012

Via E-mail
Ryan C. Farris
President
Ally Wholesale Enterprises LLC
200 Renaissance Center
Detroit, Michigan, 48265

> **Re:**   **Ally Master Owner Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 333-167044-01**

Dear Mr. Farris:

We have reviewed your supplemental response to our comment letter dated December 3, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 from our letter dated November 16, 2012. You stated that there are no provisions in the operative documents related to delinquencies other than the general authorization of the Servicer to service the Receivables in accordance with the Floor Plan Financing Guidelines. Further, you stated that receivables are charged-off as uncollectible pursuant to the Floor Plan Financing Guidelines. Please tell us how you determine when an asset is considered delinquent and when the asset should be charged-off as uncollectible.

Item 1122 of Regulation AB. Compliance with Applicable Servicing Criteria, page 4

2. We note your response to comment 2 from our letter dated November 16, 2012. Please tell us, with a view towards disclosure, what led you to conclude the material instances of noncompliance identified in Wells Fargo's Assessment of Compliance are not relevant to the transaction covered by the Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this comment, you may contact Max Rumyantsev at (202) 551-3784 or me at (202) 551-3850.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel